United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

On June 18, 2014, GW Pharmaceuticals plc (the “Company”) and certain of its shareholders entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC, as representatives of the underwriters listed on Schedule II to the Underwriting Agreement, pursuant to which the Company has agreed to sell an aggregate of 1,455,000 American depositary shares (“ADSs”), each representing 12 ordinary shares, par value £0.001 per share, of the Company, including 255,000 ADSs issuable upon the underwriters’ exercise of an option to purchase additional ADSs within 30 days following the closing of the offering. Certain of the Company’s shareholders are selling 500,000 ADSs in the offering pursuant to the Underwriting Agreement (collectively, all ADSs to be sold in the offering, the “Offered ADSs”). The offering is expected to close on or about June 25, 2014, subject to the satisfaction of customary closing conditions. The offering is being made pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-195747)(the “Registration Statement”).

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

Also on June 18, 2014, the Company issued a press release announcing the pricing of the public offering of the ADSs. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

The ordinary shares underlying the ADSs being sold under the Underwriting Agreement are covered by the legal opinion of Mayer Brown International LLP filed on May 7, 2014, as Exhibit 5.1 to the Registration Statement.

This Report on Form 6-K, and the exhibits hereto, are hereby incorporated by reference into the Registration Statement on Form F-3 (Registration Number 333-195747) filed with the Securities and Exchange Commission on May 7, 2014.

Exhibits
1.1	Underwriting Agreement dated June 18, 2014
99.1	Press Release, dated June 19, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: June 19, 2014